Exhibit 23

The Board of Directors

Horace Mann Educators Corporation:

We consent to the incorporation by reference in the registration statements (No. 33-47066, No. 33-45152, No. 333-16473, No. 333-74686 and No. 333-98917) on Form S-8 and the registration statement (No. 333-111234) on Form S-3 of Horace Mann Educators Corporation and subsidiaries (the Company) of our report dated March 31, 2005, with respect to the consolidated balance sheets of the Company as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, which report appears in the December 31, 2004 annual report on Form 10-K of the Company.

Our report dated March 31, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of the material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the following:

•	The Company did not maintain policies and procedures sufficient to ensure that reconciliations of the differences between the tax basis and book basis of each component of the Company’s deferred tax asset and liability accounts were performed timely and accurately; and

•	The Company did not maintain policies and procedures sufficient to ensure the accurate reporting of cash.

/s/    KPMG LLP

KPMG LLP

Chicago, Illinois

March 31, 2005